

No Act
PE 12/14/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/22/13

Bridget K. Quinn
Whirlpool Corporation
Bridget_K_Quinn@whirlpool.com

Re: Whirlpool Corporation
Incoming letter dated December 14, 2012

Dear Ms. Quinn:

This is in response to your letters dated December 14, 2012 and January 9, 2013 concerning the shareholder proposal submitted to Whirlpool by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 2, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

January 22, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Whirlpool Corporation
Incoming letter dated December 14, 2012

The proposal urges the board to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting of awards or benefits, or the continuation of unvested equity grants; perquisites; and other payments or benefits in lieu of compensation.

We are unable to concur in your view that Whirlpool may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Whirlpool may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Whirlpool may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Whirlpool may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



2000 N. M-63 • BENTON HARBOR, MI 49022-2692

Bridget K. Quinn
Group Counsel, Corporate Center & Assistant Secretary
Phone: 269-923-5527
Bridget_K_Quinn@whirlpool.com

January 9, 2013

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Response to the American Federation of Labor and Congress of Industrial Organization's Letter dated January 2, 2013 Regarding Omission of Stockholder Proposal from Whirlpool Corporation's 2013 Proxy Statement

Ladies and Gentlemen:

This letter is in response to the American Federation of Labor and Congress of Industrial Organizations (the "Proponent") response (the "Response") to the request (the "Request") made by Whirlpool Corporation ("Whirlpool" or the "Company") to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy") the stockholder proposal and statements made in support thereof (the "Proposal") received from the Proponent.

The Request argues that the Proposal is excludable pursuant to (i) Rule 14a-8(i)(2) because the policy advocated by the Proposal, if implemented, would cause the Company to violate Michigan law and (ii) Rule 14a-8(i)(3) because the proposal is impermissibly vague and indefinite so as to be inherently misleading. The Response incorrectly argues (without a valid and unqualified legal opinion regarding Michigan law) that the Proposal may not be excluded under Rule 14a-8a(i)(2) because (a) it is restricted to Whirlpool's "future agreements and corporate policies" and (b) the Staff rejected "the identical" argument on this same proposal in *The Charles Schwab Corporation* (March 6, 2009). Furthermore, the Response mischaracterizes Whirlpool's argument that the Proposal is excludable pursuant to Rule 14-8(i)(3), instead reading Whirlpool's argument to be essentially the exact opposite of what the argument made truly is.

ANALYSIS

The Policy Advocated by the Proposal, If Implemented, Would Cause the Company to Violate Michigan Law

1. The Proposal Is Not Truly Restricted to "Future Agreements and Corporate Policies"

The Response argues that "[t]he plain language of the Proposal...states that it would apply to '**future** agreements and corporate policies' (emphasis added [in the Response])." This would be a correct reading of the Proposal if the last sentence of the Proposal did not clearly define "future agreements" to include "modifications, amendments and extensions of **existing** agreements" (emphasis added).

In Whirlpool's case, because the Proposal is not limited to "future agreements and corporate policies," the Proposal, if implemented, would cause Whirlpool to violate state law. The Michigan Disability Compensation Act of 1969, as amended, MCLA §418.101 *et seq* (the "Michigan Act"), which applies to Whirlpool, requires employers to secure the payment of workers' compensation benefits by either self-insuring or purchasing workers' compensation insurance. MCLA §418.611. Failure to comply with this provision is a misdemeanor, punishable by fines, imprisonment or both. At any time that the Michigan Act is amended in the future to change the death benefit formula, Whirlpool would be forced to amend its existing insurance policy or its self-insurance program to remain in compliance with MCLA §418.611. If the Proposal were implemented, Whirlpool would be required to seek stockholder approval prior to amending its existing insurance policy or its self-insurance program. Any gaps in coverage or periods in which the Company's self-insurance program were non-compliant while the Company was obtaining such stockholder approval, which is, by its nature, a time-consuming process, would cause Whirlpool to violate MCLA §418.611. This analysis is fully supported by the legal opinion of Dickinson Wright PLLC ("Dickinson Wright") included with the Request (the "Dickinson Wright Opinion"). The Company believes the law underlying the Dickinson Wright Opinion is well settled, and such opinion is supported by relevant legislative authority and judicial precedent. The Proponent has not submitted a valid and unqualified legal opinion that would question the validity or reliability of the Dickinson Wright Opinion.

2. The Proposal Is Not Properly Tailored to be Subordinate to State Law

The Response also incorrectly argues that "there is absolutely no way the Proposal could be construed to deny statutory benefits under [the Michigan Act] because they are entitlements, not 'agreements' or 'corporate policies.'" The Response also argues that the Proposal does not, nor could it, preempt the statutory death benefits of the Michigan Act.

An "entitlement," in this sense of the word, is generally held to include guaranteed benefits under government programs, such as Social Security payments, welfare payments or unemployment compensation, and these payments are made directly to recipients by the government. The workers' compensation payments at issue in the Request are not made by the government—they are made from one person (the Company or an insurer on behalf of the Company) to another (the beneficiary). Furthermore, even if it could be agreed that "entitlements" can include payments from one person to another, the Company's ability to ensure that it can make such workers' compensation payments is directly affected by either its insurance policy (an agreement) or its self-insurance program (a corporate policy).

We also note that the Dickinson Wright Opinion opines that the payments under Michigan law (which the Proponent argues in the Response are "entitlements") can fairly be characterized as payments described within the meaning of the Proposal. The Company believes the law underlying the Dickinson Wright Opinion is well settled, and such opinion is supported by relevant legislative authority and judicial precedent. The Proponent has not submitted a valid and unqualified legal opinion that would question the validity or reliability of the Dickinson Wright Opinion.

In addition, if the Proposal was not intended to preempt the statutory death requirements of the Michigan Act or other state laws, then the Proponent should have included clear language indicating that it is to be construed only to the extent permitted by applicable law, as other proposals often do. The absence of such language indicates that the policy advocated by the Proposal is not intended to be constrained by state law, including the Michigan Act.

3. *Whirlpool's Argument Is Distinguishable From The Charles Schwab Corporation's 2009 Argument*

According to the Response, the Staff rejected a "virtually identical" request to exclude the same proposal made by *The Charles Schwab Corporation* (March 6, 2009). However, while both Whirlpool's argument and The Charles Schwab Corporation's argument focus on workers' compensation-related payments, upon closer examination, it becomes clear that the argument made by Whirlpool is distinguishable from that made in *Schwab*, because the two arguments are made under different states' laws and different types of provisions of those laws.

The argument under Rule 14a-8(i)(2) made in Schwab, is that if the proposal in that case were implemented, the company would need to seek stockholder approval prior to payment of workers' compensation death benefits, which, according to the opinion submitted in support of Schwab's argument, would violate the prompt payment requirement of California law. In contrast, Whirlpool argues, among other things, that if the policy advocated in the Proposal was implemented, the Company would be required to obtain stockholder approval any time its workers' compensation insurance or self-insurance program must be amended (in response to changes in Michigan law or for other reasons) which would result in gaps in coverage or periods of a non-compliant self-insurance program, which is a violation of MCLA §418.611, whether or not workers' compensation payments become payable during any such gap or period of non-compliance.

In addition, the Request clearly provides, as supported by the Dickinson Wright Opinion, that (i) Whirlpool's existing agreements would fall within the meaning of "future agreements" (e.g. upon amendment of existing agreements and policies or otherwise) and are, therefore, at issue in determining whether the policy advocated by the Proposal violates Michigan law; and (ii) the workers' compensation payments at issue under Michigan law can be fairly characterized as "unearned salary" or "payments or benefits in lieu of compensation" within the meaning of the Proposal. The company's request letter in *Schwab* and the California legal opinion in support of the argument therein fails to expressly address these critical points without qualification.

Finally, the Dickinson Wright Opinion is based upon Michigan law. The legal opinion included in *Schwab* was based on California law. Dickinson Wright has not opined on whether the laws of California and Michigan are the same or different, and we are not required to provide such comparison or opinion. What is at issue here is whether or not the policy advocated by the Proposal would cause Whirlpool to violate Michigan law. As discussed in the Request and based upon the Dickinson Wright Opinion included therein, implementation of the policy advocated by the Proposal would cause Whirlpool to violate Michigan law. The Company believes the law underlying the Dickinson Wright Opinion is well settled, and such opinion is supported by relevant legislative authority and judicial precedent. The Proponent has not submitted a valid and unqualified legal opinion that would question the validity or reliability of the Dickinson Wright Opinion.

The Proposal Is Impermissibly Vague and Indefinite

The Response states that "Whirlpool...argues that the terms of the Proposal 'could also be broadly construed' because they are identical or similar to the terms defined in federal and state statutes, and Company retirement plans..." The Company's argument is actually the exact opposite; none of the terms "senior executives," "unearned salary or bonuses" and "payments or benefits in lieu of compensation" are defined in either the Proposal or any federal securities rules or regulations. It is this lack of any sort of definition of these key terms of the Proposal that makes the Proposal excludable pursuant to Rule 14a-8(i)(3), because stockholders could read these terms entirely differently than they were intended to be construed. For example, one stockholder could read them much more broadly than another stockholder, which would effectively result in the first stockholder voting on a proposal with a much broader scope than the proposal voted on by the second stockholder, when in fact, the two proposals are the same.

Conclusion

On the basis of the foregoing and the complete discussion in the Request, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the 2013 Proxy.

If you have any questions or would like any additional information regarding the foregoing, please contact the undersigned at (269) 923-5527.

Regards,



Bridget K. Quinn

cc: **American Federation of Labor and Congress of Industrial Organizations,**
Attention: Brandon J. Rees, Acting Director, Office of Investment, AFL-CIO

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR
AFL
CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 2, 2013

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Whirlpool Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of The Whirlpool Corporation ("Whirlpool"), by letter dated December 14, 2012, that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2013 proxy materials.

I. Introduction

Proponent's shareholder proposal to Whirlpool urges:

> the Board of Directors (the "Board") to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting of awards or benefits, or the continuation of unvested equity grants; perquisites; and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime. As used

> herein, "future agreements" include modifications, amendments or extensions of existing agreements.

Whirlpool argues that the Proposal is excludable "pursuant to (i) Rule 14a-8(i)(2) because "(i) the policy advocated by the Proposal, if implemented, would cause the Company to violate Michigan law and (ii) Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading."

The plain language of the Proposal, however, states that it would apply to "**future** agreements and corporate policies" (emphasis added), not agreements and corporate policies already in effect at the time the Proposal is adopted by the Board of Directors. Moreover, there is absolutely no way the Proposal could be construed to deny statutory benefits under the Michigan Workers Disability Compensation Act of 1969, as amended, MCLA §418.101,*et seq* (the "Michigan Act") because they are entitlements, not "agreements" or "corporate polices"

II. The Proposal may not be excluded under Rule 14a-8(i)(2) because it is restricted to the Company's "future agreements and corporate policies" and is subordinate to the "Michigan Act." Moreover, the Staff rejected the identical argument on this same proposal in *The Charles Schwab Corporation* (March 6, 2009).

The plain language of the Proposal makes it clear that it is restricted to Whirlpool's "future agreements and corporate policies." The Proposal has nothing to do with the statutory death benefits required under Michigan workers' compensation law. Indeed, the first Michigan workers' compensation law Act was enacted in 1912. It was modernized and amended in 1969 and applies to all employers in the state.[1]

The precise language of the Proposal states that it applies only to "future agreements and corporate policies" that the Company might make with senior executives regarding "salary, bonuses, accelerated payments or benefits in lieu of compensation." The Proposal does not, nor could it, pre-empt the statutory death benefit requirements of the Michigan Act.

The Staff rejected a virtually identical request to exclude this same proposal pursuant to Rule 14a-8(i)(2) in *The Charles Schwab Corporation* (March 6, 2009).

---

[1] Richard F. Zapala, "A History of Workers Compensation," Michigan State Bar Association http://www.michbar.org/publicpolicy/pdfs/legislators_history_workcomp.pdf (accessed, December 20, 2012)

Since the Proposal in no way requires the Company to take any action that would or could be unlawful under the Michigan Act, the Company may not exclude the Proposal under Rule 14a-8(i)(2).

III. The Proposal is neither false nor misleading and may not be excluded pursuant to Rule 14a-8(i)(3).

Building on its defective claim that the Proposal may be excluded pursuant to Rule 14a-8(i)(2), Whirlpool next argues that the terms of the Proposal "could also be broadly construed" because they are identical to or similar to the terms defined in federal and state statutes, and Company retirement plans, thereby making the Proposal excludable pursuant to Rule 14a-8(i)(3).

For example, Whirlpool claims that the language of the Proposal might be confused with the terms employed by the Michigan Act, the Heroes Earnings Assistance and Relief Tax Act of 2008 (the "HEART Act") and "the Company's tax-qualified retirement plans in which senior executives participate or are eligible to participate, including the Maytag Corporation Employees Retirement Plan (the "Maytag Plan"), the Whirlpool Employees' Pension Plan (the "WEPP") and the Whirlpool 401(k) Retirement Plan (the "401(k) Plan"), (collectively, the "Plans"), which each include provisions related to the treatment of benefits upon death and payments upon the death of a participant."

Whirlpool's argument effectively begs the question. The Proposal clearly defines its terms and the mere fact that similar terms are employed by federal and state statutes and Company retirement plans does not render the terms of the Proposal "vague and indefinite." In addition to clearly stating its terms, the Proposal makes it clear that it relates only to "future agreements and corporate policies," not to statutes or existing corporate policies and agreements. Indeed, the Staff rejected these same arguments in *General Electric Company* (February 2, 2011) and *Omnicom Group Inc.* (March 25, 2010).

IV. Conclusion

Whirlpool has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal may not be excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) because it is restricted to the Company's "future agreements and corporate policies" and is subordinate to the Michigan Act.

The Proposal is not false and misleading under Rule 14a-8(i)(3).

Consequently, since Whirlpool has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Company's shareholders at the 2013 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy to the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel, Office of Investment

REM/sdw
opeiu #2, afl-cio

cc: Bridget Quinn, Whirlpool Corporation



2000 N. M-63 • BENTON HARBOR, MI 49022-2692

Bridget K. Quinn
Group Counsel, Corporate Center & Assistant Secretary
Phone: 269-923-5527
Bridget_K_Quinn@whirlpool.com

December 14, 2012

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Whirlpool Corporation - Request to Omit from Proxy Materials the Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations

Ladies and Gentlemen:

This letter is to inform you that Whirlpool Corporation ("Whirlpool" or the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy") a stockholder proposal and statements in support thereof (the "Proposal") received from the American Federation of Labor and Congress of Industrial Organizations (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Whirlpool expects to file its definitive 2013 Proxy with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy pursuant to (i) Rule 14a-8(i)(2) because the policy advocated by the Proposal, if implemented, would cause the Company to violate Michigan law and (ii) Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

THE PROPOSAL

The Proposal includes the following resolution:

> "Resolved: The shareholders of Whirlpool Corporation (the "Company") urge the board of directors (the "Board") to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting of awards or benefits, or the continuation of unvested equity grants; perquisites; and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements."

The full text of the Proposal, together with the supporting statement, is included as Exhibit A to this letter.

ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-(8)(i)(2) Because the Policy Advocated by the Proposal, If Implemented, Would Cause the Company to Violate Michigan Law

The Company believes that the Proposal may properly be excluded from the 2013 Proxy on the basis that the policy advocated by the Proposal, if implemented, would cause the Company to violate Michigan law. Michigan is the most relevant jurisdiction for this analysis because the Company's worldwide headquarters is located in Michigan and many of the Company's senior executives reside there, including all of the Company's named executive officers and 5 of the 7 executive officers that report under Section 16 of the Securities Exchange Act of 1934.

Rule 14a-8(i)(2) permits a company to exclude a proposal if its implementation would "cause the company to violate any state, federal, or foreign law to which it is subject." As discussed below and based upon the legal opinion of Dickinson Wright PLLC regarding Michigan law, attached hereto as Exhibit B (the "Michigan Opinion"), implementation of the policy advocated by the Proposal would cause Whirlpool to violate Michigan law. The counsel providing the Michigan Opinion is licensed to practice law in the State of Michigan. Further, the Michigan Opinion does not make any assumptions about the operation of the Proposal that are not called for by the language of the Proposal, nor does it make any other assumptions that eviscerate the weight or reliability of the Michigan Opinion. The Company believes the law underlying the Michigan Opinion is well settled, and the Michigan Opinion is supported by relevant legislative authority and judicial precedent. Finally, the Company is not aware of any competing opinion submitted by the Proponent that would question the validity or reliability of the Michigan Opinion. *See Question E of Staff Legal Bulletin No. 14B* (September 15, 2004).

The Staff has on numerous occasions concurred in the omission of a stockholder proposal because implementing the proposal would have caused the company to violate state law. *See, e.g. Vail Resorts, Inc.* (Sept. 16, 2011) (permitting exclusion of a proposal regarding an amendment to the company's bylaws to "make distributions to shareholders a higher priority than debt repayment or asset acquisition" because the proposal would cause the company to violate state law); *Citigroup, Inc.* (Feb. 18, 2009) (permitting exclusion of a proposal regarding amendment to the company's bylaws to establish a board committee on U.S. economic activity because the proposal would cause the company to violate state law); *Safeway, Inc.* (March 28, 2005) (permitting exclusion of a proposal requesting the board to amend the company's governing instruments to require that at least 50% of board nominees be a minority, which would violate federal and state anti-discrimination laws if implemented); *The Black & Decker Corp.* (Jan. 26, 1998) (permitting exclusion of a proposal requesting the board to take steps to require that an independent director who was not formerly the chief executive officer of the company to serve as chairman of the board, which would violate state contract law because the company had already entered into an agreement to hire its current chairman of the board as its chief executive officer).

Like the proposals in the no-action letters referenced above, Whirlpool's adoption of the policy advocated by the Proposal would cause the Company to violate state law to which it is subject. Whirlpool is required to provide workers' compensation benefits to its Michigan employees under the Michigan Disability Compensation Act of 1969, as amended, MCLA §418.101 *et seq* (the "<u>Michigan Act</u>"). Such benefits are payable if an employee receives a personal injury arising out of or in the course of employment by an employer. MCLA §418.301(a). A senior executive who is an employee is entitled to benefits under the Michigan Act. MCLA §418.161. Among the benefits required to be paid under the Michigan Act are wage continuation payments to the dependents of a deceased employee who otherwise qualify for such workers' compensation benefits (MCLA §418.321) and the reasonable expense of the employee's last sickness, funeral and burial (MCLA §418.345). MCLA §418.321 specifically provides, in relevant part, that:

> If death results from the personal injury of an employee, the employer shall pay, or cause to be paid ... in 1 of the methods provided in this section, to the dependents of the employee who were wholly dependent upon the employee's earnings for support at the time of the injury, a weekly payment equal to 80% of the employee's after-tax average weekly wage, subject to the maximum and minimum rates of compensation under this act, for a period of 500 weeks from the date of death.

These payments can fairly be characterized as "unearned salary" or "payments or benefits in lieu of compensation" within the meaning of the Proposal.

An employer subject to the Michigan Act is required to secure the payment of workers' compensation benefits by either self-insuring or purchasing workers' compensation insurance. MCLA §418.611. In either case, compensation must be paid in accordance with the Michigan Act. An employer who fails to comply with MCLA §418.611 is guilty of a misdemeanor and is subject to fines or imprisonment, or both. In addition, the employer would be subject to a civil lawsuit brought by the employee who failed to receive workers' compensation benefits under the Michigan Act. MCLA §418.641(1) and (2).

There are many circumstances which may require a "future agreement" to provide workers' compensation benefits, including the required death benefits. Indeed, the act of hiring a new senior executive would constitute an agreement to provide workers' compensation benefits, including the required death benefits, to that executive. Because that "agreement" is required as a matter of law, stockholder input could not vitiate that obligation and any direction by stockholders to do so would cause Whirlpool to violate Michigan law.

In addition, Whirlpool is permitted to decide to self-insure in lieu of purchasing insurance, or vice versa. The Michigan Act may be amended to change the death benefit formula which would, in turn, require amendment of an insurance policy or self-insurance program. Insurance policies typically expire and are renewed, or replaced with a policy issued by a different insurer. In unusual cases, an insurer may go out of business or exit the Michigan market. Any of these common business practices could be viewed as a "modification, amendment or extension of an existing agreement" and if Whirlpool were required to seek stockholder approval before procuring a new workers' compensation policy or amending a self-insurance program, any gap in coverage or non-compliant self-insurance program would be a violation of Michigan law, because the Company would not have valid security for the payment of workers' compensation benefits in place.

For the reasons discussed above and in the Michigan Opinion, the Company believes that the Proposal may be omitted from its 2013 Proxy because implementation of the Proposal would cause the Company to violate Michigan law.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite

The Company believes that the Proposal may properly be excluded from the 2013 Proxy on the basis that the Proposal is impermissibly vague and indefinite.

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Philadelphia Electric Company* (July 30, 1992).

The Staff has on numerous occasions concurred that a stockholder proposal was impermissibly vague so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. *See, e.g., The Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was not sufficiently defined and thus subject to multiple reasonable interpretations); *General Electric Co.* (Jan. 21, 2011) (permitting exclusion of a proposal requesting that the compensation committee make certain changes to executive compensation where terms such as "short-term incentive awards" and "financial metric(s)" were not adequately described); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of incentive compensation where the proposal failed to define critical terms and was internally inconsistent); *Energy East Corp.* (Feb. 12, 2007) (permitting exclusion of a proposal relating to executive compensation where key terms such as "benefits" and "peer group" were not defined); *Woodward Governor Co.* (Nov. 26, 2003) (permitting exclusion of a proposal requesting "a policy for compensation for the executives ... based on stock growth" where the proposal failed to specify whether it addressed all executive compensation or merely stock-based compensation); *Eastman Kodak Co.* (Mar. 3, 2003) (permitting exclusion of a proposal requesting a cap on executive salaries at $1 million "to include bonus, perks [and] stock options" where the proposal failed to define various terms, including "perks," and gave no indication of how options were to be valued); *General Electric Co.* (Jan. 23, 2003) (permitting exclusion of a proposal requesting "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" where the proposal failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

Like the proposals in the no-action letters referenced above, some of the crucial terms of the Proposal are subject to multiple interpretations, rendering the Proposal vague and indefinite. None of the terms "senior executives," "unearned salary or bonuses" or "payments or benefits in lieu of compensation" are defined in the Proposal (nor are any defined anywhere in the federal securities rules and regulations). As a result, each is subject to numerous reasonable interpretations and can be defined in many different ways.

The term "senior executives" sets the scope of the Proposal, but can be reasonably defined as any of the following: (1) the named executive officers listed in the Company's proxy statement; (2) the Company's officers that report under Section 16 of the Securities Exchange Act of 1934; (3) the executive positions listed in Item 5.02 of Form 8-K; (4) the members of the Company's Executive Committee; or (5) across the Company's global workforce, all employees classified as vice president or higher.

Other interpretations or combinations of the aforementioned interpretations of "senior executives" are also possible. The multiplicity of different interpretations makes it obvious that stockholders voting on the Proposal will have no clear idea as to what they are being asked to approve. By example, on the one hand, a stockholder considering how to vote on the Proposal could reasonably wish to include all vice presidents or higher in an effort to exert significant control over the Company's posthumous benefit arrangements. However, on the other hand, a stockholder considering how to vote on the Proposal could reasonably believe that a less inclusive approach of only named executive officers is preferable as a more cost effective policy with less administrative burden for the Company, which employs approximately 70,000 individuals worldwide.

Consequently, two stockholders with differing, but reasonable interpretations of the term "senior executives" could envision vastly different policies when deciding how to vote. It is one thing to ask stockholders to leave certain implementation details to the discretion of the implementing authority. It is quite different, however, to leave such essential aspects of the Proposal undefined as to preclude stockholders from envisioning the scope of a final policy. Accordingly, while stockholders may support the general concept of stockholder approval of the Company's posthumous benefit arrangements, given the ambiguities in the wording of the Proposal, stockholders would not be certain as to which interpretation of the Proposal they would be voting to approve. As the United States District Court for the Southern District of New York has stated in interpreting the predecessor to Rule 14a-8(i)(3), "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." The New York City Employees' Ret. Sys. v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992); see also Intl Bus. Machines Corp (Feb. 2, 2005). By the sheer variance of how one interprets the Proposal, the stockholders of the Company simply cannot "know precisely the breadth of the proposal on which they are asked to vote."

Similar to the foregoing, the terms "unearned salary or bonuses," "benefits" in the context of "accelerated vesting of awards or benefits" and "payments or benefits in lieu of compensation," each used to define the types of payments, grants or awards subject to the policy advocated by the Proposal, are vague and indefinite and make it impossible to determine what types of compensation are covered by the Proposal.

The term "unearned" is inherently subjective and open to multiple interpretations when it is used to modify "salary and bonuses" (in addition to encompassing the workers' compensation-related payments discussed above). For example, under the Company's current short- and long-term incentive plans, if a participant dies during the applicable performance period (either 12 months or 36 months, respectively) the payout under the plan, if ultimately awarded, is prorated to account only for the number of months of the relevant performance period during which the deceased was an active employee of the Company. Would the fact that the decedent was not an active employee contributing to achievement of the Company's performance goals for the duration of the performance period render the prorated payout an "unearned" bonus? Because of the subjective nature of the term "unearned," the Company would not be able to determine what types of compensation would be subject to stockholder approval.

The term "benefits" in the context of "accelerated vesting of awards or benefits" and "benefits in lieu of compensation" could also be broadly construed. Besides encompassing the workers' compensation-related payments discussed above, "benefits" could also encompass benefits provided under the Company's tax-qualified retirement plans in which senior executives participate or are eligible to participate, including the Maytag Corporation Employees Retirement Plan (the "Maytag Plan"), the Whirlpool Employees Pension Plan (the "WEPP") and the Whirlpool 401(k) Retirement Plan (the "401(k) Plan"), (collectively, the "Plans"), which each include provisions related to the treatment of benefits upon death and payments upon the death of a participant. The Plans are frequently amended, which would bring them under the purview of the policy advocated by the Proposal, which includes "modifications, amendments or extensions of existing agreements." Some of these frequent amendments to the Plans are necessary to include new provisions that become requirements of maintaining the Plans' statuses as "tax-qualified plans," and these amendments must be made within specific time periods for the Plans to remain tax-qualified. For example, the Heroes Earnings Assistance and Relief Tax Act of 2008 (the "HEART Act") amended the Internal Revenue Code of 1986 to accelerate vesting of a participant's benefits under a tax-qualified plan if that participant dies while performing active duty military service. See 26 U.S.C. §401(a)(37). The Plans were each required to be amended by December 31, 2010 to reflect this mandatory provision of the HEART Act. See Pub L. No. 110-245, §104; IRS Notice 2010-15. The policy advocated by the Proposal could require the Company to seek stockholder approval to adopt future mandatory amendments to the Plans, including amendments similar to those required as a result of the HEART Act. A stockholder approval requirement could make a timely adoption of such an amendment difficult and, if such approval is not obtained, jeopardize the Plans' tax-qualified statuses.

A stockholder who supports a stockholder approval requirement for non-qualified executive compensation plans may oppose such a requirement for broad-based tax-qualified plans, particularly given the Company's potential financial exposure if the tax-qualified status of the Plans is not maintained. Furthermore, our stockholders include many of our current and former employees who receive benefits under the Plans (including employees who are members of the Proponent) and, therefore, may also oppose such a requirement given the significant negative tax implications to their benefits if stockholders voted to disapprove a future amendment to the Plans. Given the broad, vague and indefinite nature of the term "benefits," the stockholders of the Company simply cannot know precisely the breadth of the proposal on which they are asked to vote.

Accordingly, the Company believes that the Proposal is vague and indefinite in violation of Rule 14a-9 and therefore may be excluded from the 2013 Proxy pursuant to Rule 14a-8(i)(3).

Conclusion

On the basis of the foregoing, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the 2013 Proxy.

If you have any questions or would like any additional information regarding the foregoing, please contact the undersigned at (269) 923-5527.

Regards,



Bridget K. Quinn

cc: American Federation of Labor and Congress of Industrial Organizations, Attention: Brandon J. Rees, Acting Director, Office of Investment, AFL-CIO

EXHIBIT A


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: November 2, 2012

To: Kirsten Hewitt, Whirlpool

Fax: 269-923-3722

From: Brandon J. Rees, AFL-CIO

Pages: _4_ (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 2, 2012

Sent by Facsimile and UPS

Kirsten J. Hewitt, Senior VP Corporate Affairs
and General Counsel, and Corporate Secretary
Whirlpool Corporation
Administrative Center
2000 North M-63
Benton Harbor, Michigan 49022-2692

Dear Ms. Hewitt,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Whirlpool Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 59 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



November 2, 2012

Kirston J. Hewitt, Senior VP Corporate Affairs
General Counsel, and Corporate Secretary
Whirlpool Corporation
Administrative Center
2000 North M-63
Benton Harbor, Michigan 49022-2692

Dear Ms. Hewitt,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 59 shares of common stock (the "Shares") of Whirlpool Corporation beneficially owned by the AFL-CIO Reserve Fund as of November 2, 2012. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 2, 2012. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Brandon Rees
Acting Director, AFL-CIO Office of Investment

Resolved: The shareholders of Whirlpool Corporation (the "Company") urge the Board of Directors (the "Board") to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting of awards or benefits, or the continuation of unvested equity grants; perquisites; and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements.

SUPPORTING STATEMENT

We support a compensation philosophy that motivates and retains talented executives and ties their pay to the long-term sustainable performance of the Company. We believe that such an approach is needed to align the interests of executives with those of shareholders.

We believe that "golden coffin" agreements, however, provide payment *without* performance, after an executive is dead. Companies claim that these agreements are designed to retain executives. But death defeats this argument. "If the executive is dead, you're certainly not retaining them," said Steven Hall, a compensation consultant. (*The Wall Street Journal*, 6/10/2008)

Senior executives have ample opportunities to provide for their estate by contributing to a pension fund, purchasing life insurance, voluntarily deferring compensation, or through other estate planning strategies. Often, these services are provided by or subsidized by their company.

The problem is well illustrated at our Company. As of December 31, 2011, the Company's five named executive officers were entitled to receive posthumous benefits valued at a total of more than $34.5 million, including accelerated equity awards. Company Chairman and CEO Jeff Fettig alone would have received $15.8 million. We question the need for these payments when the Company will receive no services in return.

We believe that allowing shareholders to approve death benefits subject to the terms of this proposal is a reasonable requirement that may serve as a moderating influence on these extraordinary death benefits.

We urge shareholders to vote FOR this proposal.

EXHIBIT B



2600 West Big Beaver Road, Suite 300
Troy, MI 48084-3312
Telephone: (248) 433-7200
Facsimile: (248) 433-7274
http://www.dickinsonwright.com

December 14, 2012

Whirlpool Corporation
2000 North M-63
Benton Harbor, Michigan 49022

Re: Stockholder Proposal Submitted by AFL-CIO

Ladies and Gentlemen:

We have acted as special Michigan counsel to Whirlpool Corporation, a Delaware corporation (the "Company") in connection with a proposal (the "Proposal") submitted by the AFL-CIO (the "Proponent") that the Proponent desires to present at the Company's 2013 annual meeting of stockholders (the "Annual Meeting"). In this connection you have requested our opinion as to a certain matter under Michigan law.

For purposes of this opinion, we have reviewed the Proposal and the supporting statement thereto and relevant provisions of Michigan law.

<u>The Proposal</u>

The Proposal includes the following resolution:

> "Resolved: the shareholders of Whirlpool Corporation (the "Company") urge the board of directors (the "Board") to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting of awards or benefits, or the continuation of unvested equity grants; perquisites; and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements."

<u>Discussion</u>

You have asked our opinion as to whether implementation of the Proposal would violate Michigan law. For the reasons set forth below, in our opinion, implementation of the proposal by the Company would violate the Michigan Disability Compensation Act under the circumstances described below.

The Company is required to provide workers' compensation benefits to its Michigan employees under the Michigan Disability Compensation Act of 1969, as amended, MCLA §418.101 *et seq* (the "Michigan Act"). Such benefits are payable if an employee receives a personal injury arising out of or in the course of employment by an employer. MCLA §418.301(a). A "senior executive" who is an employee is entitled to benefits under the Michigan Act. MCLA §418.161.[1] Among the benefits required to be paid under the Michigan Act are wage continuation payments to the dependents of a deceased employee who otherwise qualify for such workers' compensation benefits (MCLA §418.321) and the reasonable expense of the employee's last sickness, funeral and burial (MCLA §418.345). MCLA §418.321 specifically provides, in relevant part, that:

> If death results from the personal injury of an employee, the employer shall pay, or cause to be paid ... in 1 of the methods provided in this section, to the dependents of the employee who were wholly dependent upon the employee's earnings for support at the time of the injury, a weekly payment equal to 80% of the employee's after-tax average weekly wage, subject to the maximum and minimum rates of compensation under this act, for a period of 500 weeks from the date of death.

These payments can fairly be characterized as "unearned salary" or "payments or benefits in lieu of compensation" within the meaning of the Proposal.

An employer subject to the Michigan Act is required to secure the payment of workers' compensation benefits by either self-insuring or purchasing workers' compensation insurance. MCLA §418.611. In either case, compensation must be paid in accordance with the Michigan Act. An employer who fails to comply with MCLA §418.611 is guilty of a misdemeanor and is subject to fines or imprisonment, or both. In addition, the employer would be subject to a civil lawsuit brought by the employee who failed to receive workers' compensation benefits under the Michigan Act. MCLA §418.641(1) and (2).

There are many circumstances which may require a "future agreement" to provide workers' compensation benefits, including the required death benefits. Indeed, the act of hiring a new senior executive would constitute an agreement to provide workers' compensation benefits, including the required death benefits, to that executive. Because that "agreement" is required as a matter of law, shareholder input could not vitiate that obligation, and any direction by shareholders to do so would cause the Company to violate Michigan law.

In addition, the Company is permitted to decide to self-insure in lieu of purchasing insurance, or vice versa. The Michigan Act may be amended to change the death benefit formula

---

[1] MCLA §418.161(2) through (4) provide for limited exclusions from workers' compensation coverage for certain categories of employees, none of which is applicable hereto.

which would, in turn, require amendment of an insurance policy or self-insurance program. Insurance policies typically expire and are renewed, or replaced with a policy issued by a different insurer. In unusual cases, an insurer may go out of business or exit the Michigan market. Any of these common business practices could be viewed as a "modification, amendment or extension of an existing agreement" and if the Company were required to seek shareholder approval before procuring a new workers' compensation policy or amending a self-insurance program, any gap in coverage or non-compliant self-insurance program would be a violation of Michigan law, because the Company would not have valid security for the payment of workers' compensation benefits in place.

Conclusion

Based upon and subject to the foregoing, it is our opinion that the Proposal, if implemented, would violate Michigan law under the circumstances described above.

The foregoing opinion is limited to Michigan law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Dickinson Wright PLLC

CAM/JGC

BLOOMFIELD 31682-3 1242996v2

EXHIBIT C

Bridget K Quinn/BentonHarbor/US/E/Whirlpool	To	Vineeta Anand <Vanand@aflcio.org>
12/14/2012 05:14 PM	cc	
	bcc	
	Subject	Re: Pro rata vesting upon death



Hi Vineeta,

Thank you for the information you forwarded. I haven't had a chance to look at each of these, but I noticed that several of them relate to providing for the proration of performance awards if the participant dies during the performance period. We have already adopted this practice.

Regards,
Bridget

■ Bridget K. Quinn // Group Counsel, Corporate Center & Assistant Secretary // Whirlpool Corporation //
269-923-5527
Confidential and/or Privileged Information



Vineeta Anand
<Vanand@aflcio.org>
12/14/2012 10:35 AM

To "bridget_k_quinn@whirlpool.com" <bridget_k_quinn@whirlpool.com>
cc Brandon Rees <Brees@aflcio.org>
bcc
Subject Example of best practices for pro-rata vesting

History: This message has been forwarded.

Hello Bridget,
I am following up on our conversation from Monday regarding our shareholder proposal on golden coffins at Whirlpool, including the acceleration of equity awards upon death.
I have included links to the Hewlett Packard plan which was amended last year in November, when the company adopted our shareholder proposal on a ban on acceleration of equity awards upon termination (including death) or change in control. I have also attached a Wall Street Journal article that references the company's adoption of, and our withdrawal of, our shareholder proposal.
http://www.sec.gov/Archives/edgar/data/47217/000104746911010094/a2206500zex-10_h.htm

http://www.sec.gov/Archives/edgar/data/47217/000104746911010094/a2206500zex-10_fff.htm
The specific language is:

Severance Benefits. In the event of a Qualifying Termination (as defined below), and subject to his or her execution of a full release of claims in a form satisfactory to HP ("Release of Claims") within 45 days following termination of employment, an Executive Officer will be eligible for severance benefits consisting of (a) a cash severance payment, (b) a pro-rata annual bonus payment, (c) pro-rata vesting on any outstanding long-term incentive awards, and (d) continuation of health benefits for up to 18 months, as more fully described below:

I hope this example will help you understand more fully what we are seeking—pro-rata vesting of awards upon death.
Please feel free to call me if you have additional questions.
Regards,
Vineeta

Vineeta Anand
Chief Research Analyst
AFL-CIO Office of Investment
(202) 637-5182
Cell: (202) 631-9774

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WSJ121511 H-P to limit severance payouts for ousted executives.docx



Vineeta Anand
<Vanand@aflcio.org>
12/14/2012 10:56 AM

To "bridget_k_quinn@whirlpool.com" <bridget_k_quinn@whirlpool.com>
cc Brandon Rees <Brees@aflcio.org>
bcc
Subject Best practice adoption of a golden coffin shareholder proposal

History: This message has been forwarded.

Hello Bridget, I have another example, of a company that specifically adopted a golden coffin shareholder proposal:
This is the link to PXP's corporate governance guidelines regarding death benefits:

Plains Explorations and Production Corporate Governance Guideline regarding DEATH BENEFITS
://www.pxp.com/_pdf/1811.pdf (downloaded 2 Feb 2011)
The language in question is:" It is the Company's policy not to make, or enter into, modify, renew or
amend agreements to make, payments, grants or awards following the death of an executive in the form of unearned salary or bonus, accelerated vesting or the continuation in force of unvested equity grants, awards of ungranted equity, perquisites, and other payments or awards made in lieu of compensation other than payments, grants or awards of the type that are generally offered to other Company employees or under agreements in effect as of February 19, 2009."

I hope this is helpful.
Vineeta
--
Vineeta Anand
Chief Research Analyst
AFL-CIO Office of Investment
(202) 637-5182
Cell: (202) 631-9774

Follow the AFL-CIO:



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Scott Zdrazil
First Vice President
Director of Corporate Governance
Amalgamated Bank
275 Seventh Avenue
New York, NY 10001
Tel: (212) 895-4923



Vineeta Anand
<Vanand@aflcio.org>
12/14/2012 03:32 PM

To "bridget_k_quinn@whirlpool.com" <bridget_k_quinn@whirlpool.com>
cc
bcc
Subject Pro rata vesting upon death

Hello Bridget, I am sending you some more examples of pro-rata vesting of awards, rather than acceleration, upon death.

1. **Assurant, Inc.** awards equity on a pro rata basis upon death.

See footnote 3 of the "Potential Payments Upon Termination or Change of Control Table on December 31, 2011" chart in the 2012 proxy statement:
http://www.sec.gov/Archives/edgar/data/1267238/000119312512134504/d306111ddef14a.htm#tx306111_31
Footnote 3: "These amounts assume accelerated vesting and/or exercise of all or a portion of unvested equity awards on December 31, 2011 based on the closing stock price of $41.06. These amounts also reflect accelerated vesting in the event of a change of control of the Company (with the exception of Messrs. Mergelmeyer and Lemasters) and ***pro rata*** **vesting in the event of death**, disability or an involuntary termination other than for cause. PSU amounts are computed based on the achievement of target level performance for each award."

2. Yum! Brands

See page 70 in 2012 proxy statement:
http://www.sec.gov/Archives/edgar/data/1041061/000104746912004004/a2208004zdef14a.htm

Performance Share Unit Awards. If one or more NEOs terminated employment for any reason other than retirement, death, disability or following a change in control and prior to achievement of the performance criteria and vesting period, then the award would be cancelled and forfeited. If the NEO had retired, become disabled or **had died** as of December 31, 2011, the **PSU award will be paid out based on actual performance for the performance period, subject to a pro rata reduction reflecting the portion of the performance period not worked by the NEO.** If any of these terminations had occurred on December 31, 2011, Messrs. Novak, Carucci, Su, Allan and Pant would have been entitled to $1,737,628, $528,330, $728,416, $726,389 and $338,354, respectively, assuming target performance.

I hope this gives you an idea of some of the best practices at other companies on this provision.
Vineeta
--
Vineeta Anand
Chief Research Analyst
AFL-CIO Office of Investment
(202) 637-5182
Cell: (202) 631-9774

Follow the AFL-CIO:

